PHAZAR CORP
------------------------------------------------------------------------
101 S.E. 25th Avenue   o   Mineral Wells, Texas 76067
(940) 325-3301  o  Fax (940) 325-0706

March 4, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

         Re:      PHAZAR CORP
                  Form 10-K for the Fiscal Year ended May 31, 2009 Filed August 14, 2009
                  File No. 000-12866

Dear Mr. Spirgel:

In response to your letter dated February 22, 2010, PHAZAR CORP submits the following responses to your comments. Our responses are in italics.

Form 10-K for Fiscal Year ended May 31, 2009
Item 9A Controls and Procedures, page 39

1. It appears that you have combined your disclosures on controls and procedures with your evaluation of internal control over financial reporting. In this regard we note that you included a conclusion on our disclosure controls and procedures but we did not find a conclusion on your evaluation of internal control over financial reporting. Please amend your 10-K to include a statement as to whether or not internal controls over financial reporting are effective. Refer to Item 307 and 308T of Regulation SK.

The Company has filed an Amended Form 10-K concurrent with this letter which, in
Item 9A, separates out its statements about internal controls over financial reporting and disclosure controls and procedures into separate paragraphs and concludes that our assessment concluded that our internal controls over financial reporting were effective as of May 31, 2009.

PHAZAR CORP acknowledges that it is responsible for the adequacy and accuracy of its disclosure in its Commission filings, that Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filings; and it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                       Very truly yours,

                                       /s/DEBORAH INZER

                                       Deborah Inzer
                                       Vice-President and
                                       Chief Financial Officer